UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67968/October 3, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14956

In the Matter of	:	
	:	
ALLIANCE BANCSHARES CALIFORNIA,	:	ORDER MAKING FINDINGS AND
CITY LOAN, INC.,	:	REVOKING REGISTRATION BY
CLEAR CHOICE FINANCIAL, INC.,	:	DEFAULT AS TO CRC CRYSTAL
COMMUNITY BANCORP,	:	RESEARCH CORP.
CRC CRYSTAL RESEARCH CORP.,	:	
CYGNE DESIGNS, INC., and	:	
DAVI SKIN, INC.	:	

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on July 19, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent has securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and has violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 by failing to file timely periodic reports with the Commission for several years. Each Respondent was served with the OIP by August 3, 2012, and was required to file an Answer within ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b).

I held a prehearing conference on August 20, 2012, at which the Division of Enforcement (Division) and counsel for Clear Choice Financial, Inc. (Clear Choice), appeared. On August 22, 2012, the Division informed my Office that CRC Crystal Research Corp. (CRC Crystal) intended to settle this matter. On August 27, 2012, I issued an Order Making Findings and Revoking Registrations by Default as to Alliance Bancshares California, City Loan, Inc., Community Bancorp, Cygne Designs, Inc., and Davi Skin, Inc., and on August 31, 2012, the Commission issued an Order Making Findings and Revoking Registration of Securities as to Clear Choice. Alliance Bancshares California, Exchange Act Release Nos. 67730, 67763.

On September 19, 2012, the Division filed a Motion for Default as to CRC Crystal,[1] stating that the parties have been unable to reach a settlement agreement. CRC Crystal did not file an opposing brief. See 17 C.F.R. § 201.154(b).

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[1] The Division also filed a Declaration of David S. Frye in Support with sixteen exhibits attached.

CRC Crystal is in default because it did not file an Answer, appear at the prehearing conference, respond to a dispositive motion, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I deem the following allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

CRC Crystal, Central Index Key No. 943690, is a Nevada corporation located in Mesa, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CRC Crystal is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $1,148,296 for the prior nine months. As of July 12, 2012, the common stock of CRC Crystal was quoted on OTC Link operated by OTC Markets Group Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Section 13(a) of the Exchange Act and the Exchange Act Rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. CRC Crystal has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of CRC Crystal's registered securities.

Order

I ORDER that the Division of Enforcement's Motion for Default as to CRC Crystal Research Corp. is GRANTED.

I FURTHER ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of CRC Crystal Research Corp. is REVOKED.


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Brenda P. Murray
Chief Administrative Law Judge
